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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022981

hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 2 9 2002
WASH. D.C.
154

SEC FILE NUMBER
8- 15266

FV 8-30-02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____07/01/01____ AND ENDING ____06/30/02____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Planned Investment Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   9202 N. Meridian Street,   Suite 110
                              (No. and Street)

   Indianapolis,   Indiana   46260
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   George Donald Steel   (317) 575-8804
                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Dunleavy & Company, P.C.
              (Name — if individual, state last, first, middle name)

   13116 South Western Avenue,   Blue Island,   Illinois   60406
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
        X Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 1 1 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information
                          contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, _____G. Donald Steel_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Planned Investment Co., Inc._____, as of _____June 30, 2002___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

President
_____
Title

_____Kay F. Clark_____
Notary Public
KAY F CLARK
NOTARY PUBLIC STATE OF INDIANA
HENDRICKS COUNTY
MY COMMISSION EXP. MAY 6,2009

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PLANNED INVESTMENT CO., INC.

C O N T E N T S



PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Planned Investment Co., Inc.

We have audited the accompanying statement of financial condition of Planned Investment Co., Inc. as of June 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planned Investment Co., Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 17, 2002

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash and cash equivalents	$ 72,871
Receivable from broker/dealers	91,754
Securities owned, at market or fair value	284,296
Office furniture and equipment (net of accumulated depreciation of $123,528)	5,244
Leasehold Improvements (net of accumulated amortization of $7,780)	15,558
Other assets	13,823
TOTAL ASSETS	**$ 483,546**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 22,809
Commissions payable	39,826
Subordinate liability	115,000
Current income taxes payable	2,983
Total Liabilities	$ 180,618

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized 8,000 shares; issued and outstanding 5,500 shares	$ 17,897
Additional paid-in capital	3,577
Retained earnings	281,454
Total Shareholders' Equity	$ 302,928
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 483,546**

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Indiana on September 26, 1969. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and the related expense arising from securities transactions are recognized on a trade date basis.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when originally purchased by the Company and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of securities owned, are recognized in different years for financial and tax reporting purposes.

Office Furniture and Equipment - Depreciation is provided using straight-line and various accelerated methods over five and seven year periods.

Leasehold Improvements - Amortization is provided using the straight-line method over 32 years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RETIREMENT PLAN

The Company has a profit-sharing plan and a deferred compensation plan commonly referred to as a 401(k) Plan. Under the terms of the plan, employees become eligible on the first day of the month following the date they have completed one year of service (1000 hours in the plan year) and attain age 21. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Company matching contributions to the 401(k) Plan for the year ended June 30, 2002 were $12,207. Contributions to the profit sharing plan for the year total $5,000. Both amounts are included in commissions, other compensation and related benefits on the statement of income.

NOTE 3 - SECURITIES OWNED

Securities owned consist of the following securities:

Securities registered under the Investment Company Act of 1940, at market value	$ 270,846
Warrants at estimated fair value	13,450
Total	$ 284,296

The warrants were issued by the National Association of Securities Dealers, Inc. and are exercisable in four tranches with 1,025 shares of common stock being the maximum number of shares exercisable in each tranche. The first tranche is exercisable for one year beginning on June 28, 2002 at the exercise price of $13.00 per share. Each of the remaining 3 tranches is exercisable for successive one year periods beginning after the expiration of the first tranche. The exercise price in each remaining tranche is one dollar higher than the prior tranche or $14, $15 and $16 per share respectively. The Company's management has valued these warrants at their cost of $13,450.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2002 the Company's net capital and required net capital were $331,002 and $250,000 respectively. The ratio of aggregate indebtedness to net capital was 20%.

NOTE 5 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with George B. Steel, Jr. and Associates, Inc., a life insurance agency. The two companies share office space and other administrative services. The Company was reimbursed $31,881 by George B. Steel, Jr. and Associates, Inc. for various operating expenses. No amounts were owed to or from George B. Steel, Jr. and Associates, Inc. at June 30, 2002.

Through common ownership and management, the Company is also affiliated with Hoosier Trust Company, a State of Indiana chartered trust company. The two companies share office space and other administrative services. Pursuant to a written agreement, the Company was reimbursed $28,762 by Hoosier Trust Company for various operating expenses. Of this amount, $9,441 was owed to the Company at June 30, 2002. In addition, the Company held cash and cash equivalents totaling $25,607 in an account with Hoosier Trust Company at June 30, 2002.

The Company made payments to officers for automobile leases totaling $6,760. There are no written leases in the Company's name and none between the Company and the officers relating to these payments.

NOTE 6 - LEASE COMMITMENTS

The Company leases office space at two locations. The leases expire on November 30, 2003 and November 30, 2004. The office rent expense for the year ended June 30, 2002 was $44,589.

Minimum annual rentals under these noncancellable operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30	
2003	$ 44,541
2004	27,323
2005	6,150
Total	$ 78,014

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at June 30, 2002 is listed below. The subordinated lender is a shareholder of the Company.

Subordinated loan;	
7%, due September 30, 2002	$ 115,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. The if two financial instruments include exchange-traded and over the counter options. These two derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. As a writer of options the customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

In order to enter into the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby that Clearing Broker/ Dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers". The agreement may be terminated by either party with 90 days prior notification. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 9 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND
OTHER REGULATIONS

Included in cash and cash equivalents at June 30, 2002, is cash of $35,607 which has been segregated in a special bank account for the benefit of the customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission and none of this amount represents customer funds.